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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                               (Amendment No. 12)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                                Pennzoil Company
                            (Name of Subject Company)
                            ------------------------
                       Union Pacific Resources Group Inc.
                              Resources Newco, Inc.
                                    (Bidders)
                            ------------------------
                   Common Stock, par value $0.83 1/3 per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                   709903 10 8
                      (CUSIP Number of Class of Securities)
                            ------------------------
                           Joseph A. LaSala, Jr., Esq.
                  Vice President, General Counsel and Secretary
                       Union Pacific Resources Group Inc.
                                801 Cherry Street
                             Fort Worth, Texas 76102
                            Telephone: (817) 877-6000
                 (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:

Howard L. Shecter, Esq.               Paul T. Schnell, Esq.
Morgan, Lewis & Bockius LLP           Skadden, Arps, Slate, Meagher & Flom LLP
101 Park Avenue                       919 Third Avenue
New York, NY 10178-0060               New York, NY 10022-3897
Telephone: (212) 309-6384             Telephone: (212) 735-3000
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         This Amendment No. 12 amends the Tender Offer Statement on Schedule
14D-1 filed on June 23, 1997 (the 'Schedule 14D-1') by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), with respect to Purchaser's offer to purchase up to 25,094,200 shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully-diluted basis, in each case together with the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which were filed as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 10. Additional Information

  Item 10 is hereby amended as follows:


  (e)(3) On July 18, 1997 the United States District Court for the Northern District of Texas, entered an order in Union Pacific Resources Group Inc., et al., v. Pennzoil Company denying Pennzoil's amended motion to dismiss the action and partially granting UPR's motion for preliminary injunction against Pennzoil enjoining Pennzoil from, among other things, prosecuting or seeking any relief in the matter of Pennzoil Company v. Union Pacific Resources Group Inc. and Resources Newco, Inc. in the United States District Court for the District of Delaware.

  (f) On July 22, 1997, UPR announced that it and Purchaser were extending the expiration date for the Offer to 12:00 midnight, New York City time, on Wednesday, September 24, 1997. According to reports from the Depositary, as of midnight on July 21, 1997, the date on which the Offer had been scheduled to expire, 28,894,618 Shares, or approximately 61.5% of the Shares issued and outstanding as of April 30, 1997, had been tendered pursuant to the Offer. According to the Pennzoil 10-Q (for the quarter ended March 31, 1997), as of April 30, 1997 there were 46,951,151 Shares issued and outstanding.

Item 11. Material to be Filed as Exhibits.

  Item 11 is hereby amended to add the following:

  (a)(16) Press release, dated July 22, 1997, relating to response to and extension of tender offer.




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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   UNION PACIFIC RESOURCES GROUP INC.

                                   By: /s/ JOSEPH A. LASALA, JR.
                                      ------------------------------------------
                                   Name: Joseph A. LaSala, Jr.
                                   Title:  Vice President, General Counsel
                                           and Secretary

                                   RESOURCES NEWCO, INC.

                                   By: /s/ JOSEPH A. LASALA, JR.
                                      ------------------------------------------
                                   Name: Joseph A. LaSala, Jr.
                                   Title:  Vice President, General Counsel
                                           and Secretary

Dated: July 22, 1997


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                                  EXHIBIT INDEX


Exhibit No.                            Description                      Page No.
----------                             -----------                      --------

 (a)(16) Press release, dated July 22, 1997, relating to response to and extension of tender offer.